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                                                                     EXHIBIT 5.3


          [LETTERHEAD OF LUKAS, MCGOWAN, NACE & GUTIERREZ, CHARTERED]



                                 June 13, 1996

                                                                  (202) 828-9475

Lehman Brothers Inc.
Donaldson, Lufkin & Jenrette
         Securities Corporation
Chase Securities, Inc.
Toronto Dominion Securities (USA) Inc.
c/o Lehman Brothers Inc.
3 World Financial Center
New York, New York 10285

                 Re:  PCS Development Corporation

Ladies and Gentlemen:

         This letter will discuss the impact of the Adarand decision on the FCC's "Designated Entities" program and update the letter from this firm to Patrick Daugherty on this subject dated June 21, 1995.

         The FCC is resigned to the fact that no race-based auction preferences can withstand "strict scrutiny" under Adarand unless the agency is able to establish a record of discrimination against minority groups. Since the Adarand decision, the FCC has eliminated from its competitive bidding rules any preferences, or proposed preferences, for minorities or women owned businesses. Recently, however, pursuant to a requirement under the Telecommunications Act of 1996, the FCC has commenced a proceeding in which it seeks data to identify whether small businesses owned by minorities or women have experienced barriers to entry into the telecommunications industry. The pleading cycle for this proceeding terminates on August 23, 1996.
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June 13, 1996
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         Neither Adarand nor the FCC's action since the Adarand decision has altered our view that PCSD's licenses are not subject to a direct or collateral constitutional attack. Our view is based on the following considerations:

         1. The FCC's action granting PCSD's applications is now final and immune from administrative reconsideration or judicial review. Consequently, the grants are insulated from any direct attack based on the unconstitutionality of the preferences accorded to PCSD. (The licenses, however, are subject to revocation under 47 U.S.C. Section 312(a) for reasons unrelated to the constitutionality of the FCC's auction process.)

         2. I can foresee no scenario under which the PCSD licenses could be subjected to a sustainable Adarand- based collateral attack. PCSD would be vulnerable to such an attack only if there is ongoing litigation that could result in a judgment requiring the FCC to vacate the grant of PCSD's applications. See Alianza Federal de Mercedes v. FCC, 539 F.2d 732, 735-36 (D.C. Cir. 1976). There is no such case pending, and no party can now bring a constitutional challenge to the FCC's rules that could retroactively endanger PCSD's licenses.

         3. The FCC's designated entities program could be declared unconstitutional only in the unlikely event that the agency decides to go forward with its existing rules. In that event, those rules could be struck down on due process/equal protection grounds either in (a) a direct appeal from a final order issued by the FCC in the rulemaking proceeding itself; (b) an appeal of an adjudicatory order by which the FCC applied its rules in a future narrowband PCS auction, see Functional Music, Inc. v. FCC, 274 F.2d 543, 546-47 (D.C. Cir. 1959); or (c) in a federal court action for a declaratory judgment. However, any decision invalidating the FCC's rules for designated entities would be applied retroactively to all pending cases. See Harper v. Virginia Dept. of Taxation, 113 S.Ct. 2510, 2516-18 (1993). But again, the grant of PCSD's licenses cannot be at issue in any future case. Those licenses are clearly beyond the reach of any retroactive application of a constitutional ruling under Adarand.

         4. Certainly, no ruling striking down the FCC's auction rules -- even one issued by the FCC -- could provide grounds to revoke PCSD's licenses. Revocation on such grounds would be warranted only if the constitutional ruling could be considered a "condition[] coming to the attention" of the FCC which would have warranted the denial of PCSD's original application. See 47 U.S.C.
Section 312(a)(2). However, the FCC was aware that its auction rules were suspect under the Fifth Amendment when it granted PCSD's applications. Consequently, the FCC cannot later assert the unconstitutionality of its rules as grounds to revoke those licenses.
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June 13, 1996
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         Finally, with respect to the offering documents, the language suggested in our previous letter with respect to Designated Entity matters remains accurate. It reads as follows:

                 In particular, FCC counsel has advised the Partnership that PCSD's licenses cannot be adversely affected by the Supreme Court's recent decision subjecting all federal race-based classifications, such as the FCC's "designated entity" classification, to "strict scrutiny" by the courts.

         If we can be of further assistance with regard to this matter, please let us know.

                                        Sincerely,


                                        David A. LaFuria



cc:      William deKay (via facsimile)